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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            NORTH COAST ENERGY, INC.
                              (Name of the Issuer)

                            North Coast Energy, Inc.
                        (Name of Person Filing Statement)

                     Series A 6% Convertible Preferred Stock
                 Series B Cumulative Convertible Preferred Stock
                        (Title of Classes of Securities)

                         658649207 (Series A Preferred)
                         658649405 (Series B Preferred)
                     (CUSIP Number of Classes of Securities)

                                   Garry Regan
                                1993 Case Parkway
                           Twinsburg, Ohio 44087-2343
                                 (216) 425-2330
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                            Michael D. Phillips, Esq.
                            Calfee, Halter & Griswold
                         1400 McDonald Investment Center
                               800 Superior Avenue
                              Cleveland, Ohio 44114
                                 (216) 622-8200

                                December 20, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

     Transaction Valuation *                      Amount of Filing Fee

           $6,718,220                                    $1,344.00

--------------------------------------------------------------------------------

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

     Amount Previously Paid: ________                      Not Applicable
     Form or Registration No.: ________                    Not Applicable
     Filing Party: ________                                Not Applicable
     Date Filed: __________                                Not Applicable

--------------------------------------------------------------------------------

* For purposes of calculation of fee only. This amount assumes the conversion of all 300,090 shares of Series A Preferred outstanding and all 464,665 shares of Series B Preferred outstanding. The book value of the Series A Preferred is $10.00 per share. The market value of the Series B Preferred is $8.00 per share and is based on the average of the high and low prices of the Series B Preferred as of December 18, 1996.



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Preliminary Note: References in this Schedule to the "Offering Circular" and the
"Letter of Transmittal" are to the Offering Circular dated December 20, 1996
(the "Offering Circular") and the Conversion Notice and Letter of Transmittal dated December 20, 1996 (the "Letter of Transmittal"), filed herewith as
Exhibits (a)(1) and (a)(2), respectively.


Item 1.  Security and Issuer.
-----------------------------

                  (a) The issuer of the securities to which this statement relates is North Coast Energy, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1993 Case Parkway, Twinsburg, Ohio 44087-2343.

                  (b) The information required by this sub-item may be found on the Outside Front Cover Page of the Offering Circular and under the following headings in the Offering Circular: "The Conversion Offer" and "The Conversion Offer -- Conditions of the Conversion Offer." Such information is incorporated herein by reference.

                  (c) See "Comparative Market Prices" in the Offering Circular and the Issuer's Annual Report on Form 10-K for the year ended March 31, 1996, included as Appendix A to the Offering Circular, incorporated herein by reference.

                  (d) Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

                  (a) See "The Conversion Offer" and "North Coast Capital Stock" in the Offering Circular, incorporated herein by reference.

                  (b) (1) Not applicable.

                  (b) (2) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or
---------------------------------------------------------------------------
Affiliate.
----------

                  See "Background of the Conversion Offer -- Reasons for the Conversion Offer" in the Offering Circular, incorporated herein by reference. The shares of Series A Preferred and Series B Preferred surrendered to the Issuer on the conversion thereof into shares of Common Stock shall upon appropriate filing and recording to the extent required by law, have the status of authorized and unissued shares of Series A Preferred and Series B Preferred, respectively.

                  (a) Not applicable.

                  (b) Not applicable.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) See "Background of the Conversion Offer," "North Coast Capital Stock" and "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

                  (f) Not applicable.

                  (g) Not applicable.

                  (h) See "Certain Considerations -- Considerations Applicable to Holders of Series A and B Preferred Who Do Not Convert in Connection with this Conversion Offer" in the Offering Circular, incorporated herein by reference.

                  (i) See "Background of the Conversion Offer -- Reasons for Converting in Connection with this Conversion Offer" in the Offering Circular, incorporated by reference.

                  (j) Not applicable.


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Item 4. Interest in Securities of the Issuer.
----------------------------------------------

                  Neither the Issuer nor to the best of its knowledge, any of the other persons covered by Item 4 of this Schedule has effected any transaction in the Series A Preferred or Series B Preferred during the 40 business days preceding the date of the Offering Circular.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
the Issuer's Securities.
------------------------

                  See "The Conversion Offer -- Conditions of the Conversion Offer" in the Offering Circular, which describes the intentions of all Directors and executive officers of the Issuer to convert the shares of Series A and Series B Preferred held by them in connection with the Conversion Offer and "Conversion Offer Procedures -- Payment of Expenses," of the Offering Circular, which are incorporated by reference herein.

Item 6. Persons Retained, Employed or to be Compensated.
--------------------------------------------------------

                  The Conversion Offer is being made by the Issuer in reliance on the exemption from the Securities Act registration requirements afforded by
Section 3(a)(9) thereof. Therefore, the Issuer has not employed or retained and will not compensate any persons to make solicitations or recommendations in connection with the Conversion Offer. See "The Conversion Offer" and "Conversion Offer Procedures -- Payment of Expenses" in the Offering Circular, incorporated herein by reference.

Item 7. Financial Information.
------------------------------

                  (a) (1) See the Issuer's Annual Report on form 10-K for the year ended March 31, 1996, included as Appendix A to the Offering Circular and incorporated herein by reference.

                           (2) See the Issuer's Quarterly Report on Form 10-Q
for the quarter ended September 30, 1996, included as Appendix B to the Offering Circular and incorporated herein by reference.

                           (3) See "Selected Historical and Pro Forma Financial
Data" in the Offering Circular, incorporated herein by reference.

                           (4) See "Selected Historical and Pro Forma Financial
Data" in the Offering Circular, incorporated herein by reference.

                  (b) See "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

Item 8. Additional Information.
-------------------------------

                  (a) Not applicable.

                  (b) See "The Conversion Offer--Conditions of the Conversion Offer" in the Offering Circular, incorporated herein by reference.

                  (c) The Series B Preferred are "margin securities" under the regulations of the Board of Governors of the Federal Reserve Board. See "Certain Considerations -- Illiquidity of Series B Preferred; Possible NASDAQ Delisting; Margin Regulations."

                  (d) Not applicable.

                  (e) The Offering Circular, including the Appendices thereto, and the Letter of Transmittal should be read in their entirety and are incorporated herein by reference.

Item 9. Material to Be Filed as Exhibits.
------------------------------------------

         Description
         -----------

                  (a)(1) - Offering Circular dated December 20, 1996.

                  (a)(2) - Form of Conversion Notice and Letter of Transmittal
                           dated December 20, 1996.


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                  (a)(3) - Form of Notice of Guaranteed Delivery.

                  (a)(4) - Form of Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.

                  (a)(5) - Form of Letters from the Chairman of the Board of the Issuer to holders of Series A Preferred and Series B Preferred, dated December 20, 1996.

                  (a)(6) - Form of Press Release issued by the Company on
                           December 20, 1996.*

                  (b) -    Not applicable.

                  (c) -    Not applicable.

                  (d) -    Not applicable.

                  (e) -    Not applicable.

                  (f) -    Not applicable.

------------------------
*  Not mailed to holders.



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                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 20, 1996                     North Coast Energy, Inc.



                                             By  /s/ Garry Regan
                                                 ----------------------------
                                                     Garry Regan,
                                                     President



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                                  EXHIBIT INDEX

Exhibit
Number                              Description
------                              -----------
(a)(1) -                   Offering Circular dated December 20, 1996.

(a)(2) -                   Form of Conversion Notice and Letter of Transmittal dated December 20, 1996.

(a)(3) -                   Form of Notice of Guaranteed Delivery.

(a)(4) -                   Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5) -                   Form of Letters from the Chairman of the Board of the Issuer to holders of Series A Preferred  and
                           Series B Preferred, dated December 20, 1996.

(a)(6) -                   Form of Press Release issued by the Company on December 20, 1996.*

(b) -                      Not applicable.

(c) -                      Not applicable.

(d) -                      Not applicable.

(e) -                      Not applicable.

(f) -                      Not applicable.

---------------

* Not mailed to holders.




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